Exhibit 99.3

Farmmi Reports Record Company First Half 2022 Revenue

•	148% Increase in 1H 2022 Revenue Compared to 1H 2021
•	49% of Revenue Generated from New Growth Segments
•	5.7% Expansion in 1H 2022 Gross Profit Compared to 1H 2021
•	$170.6 Million in Total Stockholders’ Equity at March 31, 2022

LISHUI, China, August 22, 2022 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agricultural products supplier in China, today announced its unaudited financial results for the six months ended March 31, 2022, with record revenue generated by new growth segments.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, commented, “We are very pleased with the 148% increase in revenue we drove for the first half of fiscal 2022, which represents a record revenue level for Farmmi. We achieved growth in our core segments, while generating nearly half of our revenue from new agricultural segments. Because our new cotton and corn businesses layer on top of our existing revenue streams, this is completely additive revenue that expands the breadth of our product lines, which we believe will further strengthen our existing customer relationships and attract important new customers. While we are pleased with our continued execution and accelerated growth, our results would have been even stronger absent rolling pandemic related shutdowns in China, higher logistics costs, supply chain constraints and a higher cost of goods. We worked hard to mitigate the macro weakness and impact of global inflation with price increases and efforts to increase efficiencies company-wide, while at the same time leveraging our competitive advantages, including premium product quality, stable and experienced employees, favorable production locations and strong relationships with our significant suppliers.”

Looking forward, Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, concluded, “We are very optimistic about the strength and durability of our diversified business moving forward, our advantaged competitive position and the excellent fundamentals underlying the agricultural markets we serve worldwide. As part of our strategic efforts, we fortified our balance sheet, ending the first six months of 2022 with $170.6 million in total stockholders’ equity. Actions we took to raise additional cash have helped insulate Farmmi from recent market volatility, while allowing us to remain focused on execution of our long-term growth strategy. Our stronger balance sheet gives larger domestic and international customers added confidence in Farmmi as a partner and allows us to accelerate investments in our organic business, while also pursuing strategic M&A opportunities. As an example, we saw the immediate benefit in the first half of 2022, with the added contribution from our new corn and cotton businesses. This also underscores our belief that with a market capitalization under $30 million, there is a clear disconnect in the valuation of our company, and our financial results, fundamentals and growth prospects. We are confident that, as we deliver further improvements in our financials, we will be able to drive a more appropriate valuation that rewards our shareholders.”

Financial Highlights

	For the Six Months Ended March 31,
($millions, except per share and percentage data)	2022	2021	Change
Revenues	$42.14	$16.96	148.4%
Shiitake	10.01	9.41	6.3%
Mu Er	10.85	7.20	50.7%
Cotton	10.28	nil	100.0%
Corn	10.21	nil	100.0%
Other agricultural products	0.78	0.34	126.9%
Gross profit	2.99	2.83	5.7%
Gross margin	7.10%	16.70%	(9.6) pp*
Income (loss) from operations	$0.61	$1.40	(143.3)%
Net (loss) income attributable to Farmmi, Inc.	(0.59)	1.36	(143.1)%
Basic and diluted income per share	(0.03)	1.63	(1.66)

*Notes: pp represents percentage points

Subsequent Event: On May 31, 2022, the Company consolidated its ordinary shares at the ratio of one-for-twenty-five. The authorized number of ordinary shares had been retrospectively adjusted from 600,000,000 ordinary shares, $0.001 par value, to 24,000,000 ordinary shares, $0.025 par value, and the issued and outstanding ordinary shares had been retrospectively adjusted from 597,780,383 ordinary shares to 23,906,985 ordinary shares and from 557,780,383 ordinary shares to 22,311,215 ordinary shares at March 31, 2022 and March 31, 2021, respectively.

Revenues

Total revenues for the six months ended March 31, 2022 increased by $25.2 million, or 148.4%, to $42.1 million from $17.0 million for the same period of last year, as the company benefitted from higher volumes, higher selling prices to offset increased product costs, and the contribution of new agricultural segments, primarily corn and cotton. Revenue from sales of Shiitake increased by $0.6 million or 6.3%, to $10.0 million for the six months ended March 31, 2022 from $9.4 million for the same period of last year. Revenue from sales of Mu Er increased by $3.7 million, or 50.7%, to $10.9 million for the six months ended March 31, 2022 from $7.2 million for the same period of last year. Revenue from sales of cotton increased by $10.3 million, or 100%, to $10.3 million for the six months ended March 31, 2022 from nil for the same period of last year. Revenue from sales of corn increased by $10.2 million, or 100%, to $10.2 million for the six months ended March 31, 2022 from nil for the same period of last year. Revenue from sales of other edible fungi and other agricultural products increased by $0.4 million, or 126.9%, to $0.8 million for the six months ended March 31, 2022 from $0.3 million for the same period of last year.

Cost of Revenues

Cost of revenues for the continued operations increased by $25.0 million, or 177.0%, to $39.2 million for the six months ended March 31, 2022 from $14.1 million for the year-ago period.

Cost of revenues of Shiitake for continued operations increased by $0.9 million, or 10.9%, to $8.7 million for the six months ended March 31, 2022 from $7.9 million for the same period of last year. Cost of revenue of Mu Er for continued operations increased by $3.5 million, or 57.5%, to $9.5 million for the six months ended March 31, 2022 from $6.0 million for the same period of last year. The increases were primarily attributable to the increases in sales volume, average unit costs, and the cost of raw materials.

Cost of revenue of cotton increased by $10.2 million, or 100%, to $10.2 million for the six months ended March 31, 2022 from nil for the same period of last year. Cost of revenue of corn increased by $10.1 million, or 100%, to $10.1 million for the six months ended March 31, 2022 from nil for the same period of last year. Both increases reflect the addition of new revenue streams and costs in support of those new businesses.

Cost of revenue of other edible fungi and agricultural products for the continued operation increased by $0.4 million, or 158.5%, to $0.7 million for the six months ended March 31, 2022 from $0.3 million for the same period of last year, as one-time costs were partially offset by lower costs related to a lower sales volume.

Gross Profit

Overall gross profit of the continued operations increased by $0.2 million, or 5.7%, to $3.0 million for the six months ended March 31, 2022 from $2.8 million in the year-ago period. Gross profit from sales of Shiitake decreased by $0.3 million, or 16.5%, to $1.3 million for the six months ended March 31, 2022 from $1.6 million for the same period of last year. Gross profit from sales of Mu Er increased by $0.2 million, or

16.5% to $1.4 million for the six months ended March 31, 2022 from $1.2 million for the same period of last year. Gross profit from sales of cotton increased by $91,912, or 100%, to $91,912 for the six months ended March 31, 2022 from nil for the same period of last year. Gross profit from sales of corn increased by $124,206, or 100%, to $124,206 for the six months ended March 31, 2022 from nil for the same period of last year. Gross profit from sales of other edible fungi and agricultural products increased by $4,049, or 5.7%, to $74,941 for the six months ended March 31, 2022 from $70,939 for the same period of last year. The increased gross profit reflects increased sales for the six months ended March 31, 2022, as compared to the prior period.

Overall gross margin of the continued operations decreased by 9.6 percentage points to 7.1% for the six months ended March 31, 2022 from 16.7% for the same period of last year.

Operating Expenses

Selling and distribution expenses of the continued operations decreased by $15,641, or 10.9%, to $127,345 for the six months ended March 31, 2022 from $142,986 for the same period of last year. General and administrative expenses of the continued operations increased by $1.5 million, or 92.0%, to $3.1 million for the six months ended March 31, 2022 from $1.6 million for the same period of last year. The increase was primarily attributable to the share-based compensation expenses of $1.2 million and other general expenses of $0.3 million.

Interest expense was $122,290 for the six months ended March 31, 2022, as compared to $21,364 for the same period of last year. The increase in interest expense was primarily attributable to the higher effective interest rate for the six months ended March 31, 2022 as compared effective interest rate for the same period of last year, which was partially offset by interest income from increased bank balances.

Net Income

As a result of the factors described above, net loss attributable to ordinary shareholders was $0.6 million for the six months ended March 31, 2022, a decrease of $2.0 million from net income of $1.4 million for the same period of fiscal year 2021.

Financial Condition

Total working capital as of March 31, 2022 was $159.3 million, with a cash balance of $15.3 million, total current assets of $162.6 million and current liabilities of $3.3 million.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. In addition to its offline sales, Farmmi sells its products direct-to-consumer. The Company has recently expanded into agricultural product trading business, especially in the area of cotton and corn bulk trading. For further information about the Company, please visit: http://www.farmmi.com.cn/ir/.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customer’s businesses and our end purchaser’s disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com